FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of May 2016

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	(English Translation) Share Buyback Report for the reporting month from April 1, 2016 to April 30, 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: May 13, 2016	By:	/s/ Hajime Ikeda
Hajime Ikeda
Senior Managing Director

[Translation of Share Buyback Report for the reporting month from April 1, 2016 to April 30, 2016 filed with the Director General of the Kanto Finance Bureau by Nomura Holdings, Inc. on May 13, 2016]

Class of Shares: Common Stock

1.	Status of repurchase

(1)	Status of a repurchase pursuant to a resolution at a general meeting of shareholders

Not applicable

(2)	Status of a repurchase pursuant to a resolution at the meeting of a board of directors (“Board”)

	as of April 30, 2016
	Number of Shares		Total Repurchase Amount (JPY)
Authorization pursuant to the resolution of the Board (April 27, 2016) (Period of repurchase: from May 18, 2016 to July 22, 2016)	35,000,000		20,000,000,000
Repurchases during this reporting month (Date of repurchase)	(Date —)	—	—
Total	—	0	0
Aggregate shares repurchased as of the end of this reporting month	0		0
Progress of share repurchase (%)	0.0		0.0

2.	Status of disposition

	as of April 30, 2016
	Number of shares disposed in the reporting month		Aggregate amount of disposition (JPY)
Treasury shares disposed subject to procedures for issuance of new shares	(Date)	—	—
Subtotal	—	—	—
Treasury shares canceled	(Date)	—	—
Subtotal	—	—	—
Treasury shares transferred upon merger, share exchange or demerger	(Date)	—	—
Subtotal	—	—	—
Other (upon request for purchasing “less-than-a-full-unit shares”)	(Date) April 25	53	25,991
Subtotal	—	53	25,991
Other (exercise of stock acquisition rights)	(Date) April 1 April 4 April 5 April 6 April 8 April 11 April 12 April 13 April 14 April 15 April 18 April 20 April 21 April 22 April 25 April 26 April 27 April 28	154,900 266,600 73,800 75,800 92,600 15,700 68,100 61,200 13,200 6,200 42,600 96,600 436,700 875,300 257,000 318,600 221,100 35,400	154,900 266,600 73,800 75,800 92,600 15,700 68,100 61,200 13,200 6,200 42,600 96,600 436,700 875,300 257,000 318,600 221,100 35,400
Subtotal	—	3,111,400	3,111,400
Total	—	3,111,453	3,137,391

3.	Status of shares held in treasury

as of April 30, 2016
As of the end of the reporting month	Number of Shares
Total number of issued shares	3,822,562,601
Number of shares held in treasury	209,930,416